Exhibit 13.3

9/11/20

20 SI CRM Upcoming Webinar Gatsby's First Webinar & Exclusive Investor Perks Join Gatsby's Co-CEO Ryan Belanger-Saleh for an investor webinar this Thursday, August 27th at 4pm ET for the opportunity to discuss the company and answer questions from the crowd. Gatsby is aiming to democratize the options markets with a simple, social, and gamied options trading app. REGISTER Exclusive Reservation Investor Perks https://crm.private.seedinvest.com/email_campaigns/email_campaign/7605 1/2

9/11/2020 SI CRM All investors who reserve shares and later purchase their reserved shares will receive one tier above their regular investment perk tier. For example, a reservation of $1.000 - $,4999 will earn perks for the $5,000 - $14,999 tier. Learn more. Questions? Email us. We're happy to help. You are receiving this email because you are a registered user on SeedInvest. If you would like to stop receiving invitations to events, unsubscribe here. If you would like to stop receiving all SeedInvest marketing emails, including deal introductions, newsletters, event invitations, and new product announcements, please unsubscribe here. Please note you will still receive investment conrmation emails and all other transactional emails related to activities on your account. It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment. Gatsby is accepting reservations for an Offering under Tier II of Regulation A. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualication of the offering statement by the Securities and Exchange Commission (the “Commission”) and approval of any other required government or regulatory agency. A reservation is non-binding and involves no obligation or commitment of any kind. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Statement that has been qualied by the Commission. A Preliminary Offering Circular that forms a part of the Offering Statement has been led with the Commission, a copy of which may be obtained from Gatsby: https://www.seedinvest.com/gatsby Copyright © 2020 Circle Internet Financial Limited (“Circle”), All rights reserved. This communication is intended solely for the use of the individual(s) to whom it was intended to be addressed. If you are not the intended recipient of this message you are hereby notied that any review, dissemination, distribution or copying of this message is strictly prohibited. This communication is for information purposes only and should not be regarded as a recommendation of, or an offer to sell or as a solicitation of an offer to buy, any nancial product. Investments are offered only via denitive transaction documents and any potential investor should read such documents carefully, including all risks, before investing. Startup investments involve a high degree of risk and those investors who cannot hold an investment for the long term (at least 5-7 years) or afford to lose their entire investment should not invest in startups. All securities-related activity is conducted by SI Securities, LLC dba SeedInvest, an afliate of Circle, and a registered broker-dealer, and member FINRA/SIPC, located at 61 Broadway, Suite 1705, New York, NY 10006. To learn more about investing in startups and its risks visit www.seedinvest.com/academy . https://crm.private.seedinvest.com/email_campaigns/email_campaign/7605 2/2

Option Trading for a New Generation – Webinar Transcript

Lauren: Hi, everyone. Thank you so much for taking the time to join us today for our investor webinar with Gatsby. My name is Lauren, and I’m part of the venture growth team here at SeedInvest. Today, we are joined by the co-CEO and co-founder of Gatsby for the company’s first individual webinar.

Gatsby is democratizing the options markets with a simple social and gamified options trading app. Ryan will pitch the investment opportunity and then answer questions from the crowd. If you have any specific questions that you would like for him to answer, feel free to type them into the questions box on the right-hand side control panel. Ryan, the floor is yours.

Ryan: Thank you, Lauren. Hello, everyone. Thanks for joining. Hope everyone is doing well. In the interest of keeping enough time at the end for Q&A, I’m going to try to keep the presentation short. But I figured probably a good place to start is like with some backstory and some history on Gatsby and how we came to these.

So I actually did not start my career in trading or derivatives. I started my career in investment banking, and graduated school in 2011, and spent the first sort of four years of my career doing boutique finance. So shipping debt, re-structured, re-performing loans, all kinds of creative investment banking. But in 2014, I started a company called Dealtable.com, with my current co-founder, Jeff, and we launched that and grew it. And then in 2018, we sold it. And part of the deal when we sold it was a pretty aggressive non-compete.

So I kind of said, I have to get out of the private placement investment banking world. So I kind of looked around and said, “What do I want to do next? I have to move into the public markets because I can’t do anything in private placement.” And at the time, the flavor of the week was zero commission trading. But what I realized was that every FinTech in the world was rushing into zero commission equities trading, including Robinhood and SoFi, and Stocktwits and Square, and everybody else. And everybody was sort of leaving options behind. And that was a shame to me, because options are clearly uniquely in line with how young investors trade. They like risk, they like leverage, they like to bet against things. And by and large, they don’t invest in options. So by some accounts, it’s as low as 5% of traders under 40 that will ever buy an options contract.

So that’s sort of what we set out to change. And on top of that, the options markets are just kind of blowing up. We’ve had sort of two decades now of unfettered growth in the markets including a massive spike this year obviously around the Coronavirus volatility, and we sort of put two and two together and said, “What’s the solution here to sort of bridge the language gap and get young people trading options?” And so that kind of brought Gatsby into fruition, and we set out to build a jargon free, simple, social and obviously, free options trading platform.

So our customers are who you’d expect them to be. They’re young, the average age is 28 years old. Obviously, because they’re young, they’re cheap to acquire. They are by and large, former sort of the largest bucket of who the cohorts are, and our user base are, former crypto and former day traders. So generally, these are people who have some financial literacy, some understanding of trading, really like volatility, really like day trading, but don’t get what they need out of existing securities.

And in line with these younger users, our average account balance is relatively small. So our average trader has about $1,000 with Gatsby, but the coolest thing about options is that there’s just so much revenue potential in a zero commission world in options that doesn’t exist in the equities world. So by most accounts options…So all zero commission brokers monetize through something called “Payment for Order Flow,” which is where you receive rebates in exchange for providing liquidity.

And the payment for order flow on options is some 250 times what it is on equities. So there are orders of magnitude more monetizable than equities. And uniquely, our order flow being sort of hyper retail, for lack of a better term, is uniquely valuable. So the most valuable orders are smaller order sizes, market orders, high volatility names, low delta names, And that’s really what Gatsby’s order book tends to look like. And because of the revenue potential and the low customer acquisition costs, we have a really strong LTV to customer acquisition ratio. So we actually have in the order of an eight to one ratio between net revenue, LTV and the cost of acquiring customers.

So our growth has been has been strong. So, in 2019, we raised a $3 million seed round, we applied to get our broker dealer license, we built a product, we integrated with our clearing broker. And sort of with all of that minutia behind us, got our launch out the door in late December 2019, which was obviously kind of perfect timing, with the volatility insanity setting in Q1 and Q2 of 2020.

So we sort of rode that tailwind, we put about 9000 accounts on the board. So far this year, we think very likely we’ll cross 10,000 accounts sometime early next month. And the kind of interesting thing is that because of the revenue potential in the payment for order flow rebates that we can drive, Gatsby doesn’t have to be yet another loss leading, money losing FinTech app. That really isn’t our intention. We really don’t want to build another product that fosters unfettered growth and just tries to put millions of users on the board and figure out how to monetize them down the line. So the actual breakeven point in our modeling is about 35,000 account. So it’s both manageable, but also really exciting that there’s such revenue potential here.

And sort of philosophically, we really want Gatsby to be a company that demonstrates that the zero-commission model works. And so part of that is getting to an earnings positive state as quickly as possible. And it is our intention, actually to raise our B round from a cash flow positive stance. That’s a big part of Gatsby’s philosophy going forward. And we have a whole bunch of things on our roadmap, sort of the obvious blocking and tackling features that an options brokerage would build. We’re going to launch a really interesting take on spreads and on margin, on covered selling. We’re launching equities trading, obviously, we’re launching crypto trading. They’re just sort of the basic things that everybody needs. We are launching a really cool free options, trading API. So that’s currently in beta – plan to roll that out to general availability later in the year. But basically, a free options trading API for algo traders, software developers, anybody that wants to trade options without using the Gatsby interface.

And there’s a couple of really sort of novel initiatives in the option space that we’re excited about that are more longer-term projects, the biggest of which being that we’re really trying to work towards what is effectively fractional options. So the number one hurdle for new options traders, getting into the options markets is just simply the fact that to buy an options contract, you have to control 100 shares of the underlier. That’s a huge barrier to entry for new traders and young traders with small accounts.

So we’re working with our clearing broker, and we’re really pushing towards being able to actually offer one share options contracts. And effectively, the way we’re doing that is applying a lot of the same ideology that one applies to fractional equities trading. So you’re in the more liquid names and in the more liquid contracts. We really want to be able to offer customers the ability to buy a single share options contract. We have a crack team. We’ve got people from all over the industry in the tech world. There’s myself and my co-founder, Jeff, who I mentioned started my last company together. We’ve got former Goldman MD, former Instinet MD. Our COO is the founder of Public.com, who came over to join us after he left Public. Our CTO is former Amazon, but actually former Apex Clearing, which is awesome. He’s been perfectly...He actually knows the ins and outs of clearing and application development.

Our largest investor and one of the members of our board is Steven Streit, who is the founder of Dreen Dot. And then we’re backed by a nice mix of investors. What was really important to us was being able to create a nice balance between industry experience and venture capital tech experience. So we have a lot of banks, and a lot of the angels from within the industry as well as some sort of more traditional venture tech like Irish Angels, Plug and Play, Rosecliff tech stars.

So I mentioned I’ll keep it short. So that’s the gist of it. I think it’s probably best to turn it over to some questions.

Q&A

Lauren: Great, thanks so much. Yeah, again, anyone that has a question, feel free to type it into the questions box. First question we have right here. Who would you consider are your top competitors?

Ryan: Yeah. So the obvious elephant in the room is Robinhood, and Robinhood has done an amazing job of bringing young new traders to the market. It is sort of coming to the point where Robinhood is yet another large wire house. It’s been years since they’ve launched new features. And to them, options really are an afterthought, just like they are to E*Trade and TD Ameritrade and kind of everybody else. And so they sort of treat options as a really nice revenue driver, but don’t push into actually building out tools and features to focus heavily on options.

And historically, there have always been options focused brokerage platforms. So back in the 2009/2010 era, there was Options House, Options Express, Thinkorswim, all heavily options focused, and in the last 10 years, they’ve all got gobbled up by the big wire houses, and that is where we see sort of the dearth in the environment, is that there is actually a lack of options focus. We don’t expect it to last. We do think that the writing is on the wall with just the... I mean, you read Robinhood’s 606 Report, and it’s really easy to see how they are driving 70 plus percent of the revenue from options payment for order flow. So we don’t expect that to last. We do feel like we have a really nice first mover advantage here. But for now, for the time being Robinhood is the obvious one.

Lauren: Can you discuss your sales and marketing strategy and how you plan to grow your user base?

Ryan: So, the adage in the FinTech world is that it’s like a three-legged stool. So obviously, the first component is paid marketing. We do a lot of ad, and we’re getting very good at it. We advertise on all the major channels, we experiment on every alternative channels: podcast, TikTok, Reddit. The majority of our ad spend goes into Facebook and Google. The second leg of the stool is sort of press which is very enigmatic and very difficult to drive on your own, but as you grow and as you sort of build a name for yourself, that kind of tends to come inbound. But that’s definitely a huge part of keeping your customer acquisition costs low as the paid marketing channels start to their ceiling.

And then the third part is something that Robinhood did an amazing job at, which is referral and affiliate marketing. So we do run an affiliate program now where we sort of incentivize influencers to turn their viewers and their customers into Gatsby. But the coolest thing that Robinhood did was this - you get a free share of stock for inviting a friend. We love it, everybody’s copied it. We want to do it in kind of a different way. So effectively, what we want to do is create a competitive angle. So if somebody loves Tesla, and comes in and buys a call on Tesla, and then invites their friend in and their friend is sort of less of a Tesla Kool Aid drinking Tesla believer, then they would invite their friend in, when their friend signs up and funds, their friend would get the point, right. So effectively, you’re creating competition, and one of the two of you is going to end up being right. It’s kind of an interesting way to do it. We’re still working out the kinks, especially from the compliance side, but that’s effectively how we want to do that. But by and large, that’s the general three-legged stool of FinTech user acquisition.

Lauren: Why did you choose to do your offering on SeedInvest versus a more traditional route?

Ryan: Yeah. That is a very good question. So, the first time around, we did raise from venture capital. There’s the obvious answer that Coronavirus has just made venture capital much more risk averse. So, venture capital, when things tend to look dicey, tends to sort of move later stage and focus on shoring up their existing portfolio and focus less on new deals. Additionally, I come from the private placement space, I really do believe in the merits of these new exemptions and the ability to sort of have companies sort of go public or quasi public earlier on in their lifecycle. I could sort of talk all day about the ethics of what the public markets have become, but in large part, they have sort of become a landing pad for private equity and venture capital money. So you’re even super late stage venture that comes into the game at the 11th hour, and then sort of unloads their shares onto the private markets. And just sort of from a personal standpoint, I really don’t love that model. And I really think it’s healthy for companies to start involving both their user base and the public much earlier in their lifecycle.

Lauren: What will drive your revenue?

Ryan: Yeah, so the obvious answer is payment for order flow rebates. That’s the meat and potatoes of it. It is now and will be the lion’s share of our revenue going forward. There is other sort of secondary revenue. We make interest on floats, any cash balance that’s sitting in customers’ accounts. We make money from obviously stock loan. One thing we absolutely want to do is create sort of a gold, you know, a Gatsby gold premium account where users who want either deeper market data or instant access to funds or additional research or tools or whatever can sort of pay some $5 a month and get that. That’s what most sort of Neo brokers do, but the lion’s share of our revenue and in our modeling to date is in payment for order flow.

Lauren: What particular options features do you have that competitors don’t?

Ryan: So the answer is there’s tons of things, and I could get into all of the various nuanced things. You all these payout calculators, we have really advanced guard rails and suitability rails that prevent customers from getting themselves into trouble. We have this really cool cash settlement feature that basically you don’t have to deal with assignment or expiration on long options.

The obvious big one is social, and we really want to dive in as deep as we can on the social trading. In the States, the regulation around social trading is a little strict. The regulators tend to not love the idea of copycat trading, but to me, we tend to be very conservative from a compliance standpoint, but to the extent that the regulation allows you want to dive headlong into the social stuff.

Also, the coolest – my favorite differentiator from Robinhood is that because options payment for order flow is so valuable, and so lucrative, we actually can share it with our customers. So we are the only major brokerage that actually pays out rewards to our users. So if there sort of some nuance to it, it depends on what the customer buys and how many contracts they buy and what the mechanics are of the order. We actually share – we call it Gatsby Rewards—and we actually share the payment photo flow revenue back with the customer. Not something that Robinhood or anybody else does at this point.

And that is unique to Gatsby, because we’ve built ourselves from the ground up trying to be a brokerage that demonstrates the zero-commission model. So we aren’t…This isn’t a…Because we have, we focus very heavily on cost mitigation and keeping our overhead low and being able to automate as much as possible, we’re able to actually share PFOF rebates back with customers that instead of having to use that to offset our losses elsewhere in the business, so those are the big ones.

Going forward fractional options, not something Robinhood or any self-clearing broker would be able to do in the short term. Our take out spreads is extremely unique. We’re really excited to get that out the door so people can see what we’ve done as a really unique take on spreads about getting rid of the jargon and making this something that you can get your head around. But it’s sort of a fire hose answer, but there’s a there’s a good number of differentiators.

Lauren: Do you expect to attract more savvy options traders? Or are you focused on the newbie retail trader market?

Ryan: Definitely a good question. So we see the world pretty much identically to how Robinhood laid it out in front of us. Robinhood did an amazing job of capturing new users and then maturing with them. And that is something we absolutely want to do. It’s pretty much the cornerstone of their model; it’s how they were able to acquire accounts for $40, and then grow them into long term wealth and asset gathering account.

So our plan, you know, obviously, in the options industry, large trading volume comes from your top 10 to 20% of traders, and that is, “the whales drive the volume” is sort of the adage. But what we really want to do is we want to take our users and get them into options and then mature with them and grow up with them and add additional features as they get more sophisticated.

So we’re working on this thing called Dynamic Suitability, which basically is like a sort of dynamic way of seeing what a customer does, watching their browsing and trading behavior and then actually opening up new features to them. So opening up level three spreads when somebody has sort of demonstrate that they’ve got a good grasp on level one and level two. So, that is effectively one of the areas where we want to sort of follow in Robinhood’s footsteps, but the basis of it is you acquire customers, you sort of bring a new audience into the industry, the option space, and then you mature with them.

Lauren: How do you plan to educate people about your options in marketing? The average person understands buying and holding stock, but options trading is different.

Ryan: Totally. Yeah. And we so education is the cornerstone of every brokerage that’s ever succeeded in the past. It’s how Thinkorswim got where they are, it’s how TD Ameritrade got where they are. If your customers are going in blind and they aren’t making sensible trades, they’re going to lose money and you’re going to have a high churn rate, which is in nobody’s interest.

We have a sort of unique take on education, in that, we…I guess, being a millennial, myself, I am pretty negative about people’s desire to read. So we really think that throwing reading material at people is a very ineffective way of getting them to learn. That’s not how, you know, I learned to play instruments not by reading a book on music theory, the way I learned to play instruments is I learned some songs and picked it up and learn the theory from there and eventually got good at it.

So we do have a very learn by doing approach. And we want our customers to come in and not feel intimidated but at the same time, push them towards more logical stuff. Additionally, we also feel like trying to make the learning happen solely on your platform is a little bit of a fool’s errand. We don’t want to try to capture in all the educational traffic and hope people read long articles about multi leg options strategies and things instead, what we’re sort of pushing to do is partner with content creators and publishers and YouTube personalities and things like that to actually leverage them for educational material and then hopefully, they can bring that into their trading, but education is for sure something that we spend a huge amount of time thinking about.

Lauren: How has your business plan been affected by the pandemic? Have you had to restructure or reorganize in any major way?

Ryan: Yeah, so I hesitate to say this but it has…. I mean, it’s pretty hard to deny that it’s been good for us it, you know, sort of the guilt in me doesn’t love to say that but, the bottom line is it volatility drives options volume. And it is an amazing tailwind through our launch. So we were seeing 20% month over month growth straight through March, April, and May. And clearly driven by volatility and trading volume increases. So, like I said, options volume has been growing for two decades now. It’s mostly driven by an increased interest from retail volume or from retail traders. But the pandemic, and beyond the pandemic, the sort of election—every election in US history has spiked volatility, however, temporarily, so both things that have been good for our launch.

Lauren: What is on your product roadmap?

Ryan: Yep. So I mentioned some of them. Obviously, spreads equity trading, covered selling, tons of new social features. We’re really trying to create like a lot of intercommunication between our users, we want them to be able to message and see each other’s trades and share trades. That’s a big one for us as we want to create the ability for customers to sort of package a trade and then share it with a friend and the friend can copy the trade.

There’s all kinds of sort of back office things that we spend a lot of time working on, include increasing execution quality, increasing price improvements, fill speed, all sorts of stuff, suitability, fraud prevention. But I will say the biggest thing that we spend R&D dollars on, the thing that we actually put our thinking hats on and go to the drawing board on is this fractional options thing, we really see that as not only a major differentiator, but just a really positive tool for the industry and for bringing new traders into the market. So that is where I would say, around half to maybe half or 60% of our R&D brain energy is.

Lauren: Okay. We have time for one more question today. Last question here. Can you talk about your long-term plans and exit strategy?

Ryan: Yes. So the brokerage industry sort of falls into these buckets where you either find yourself as one of the big wire houses who gobbles up every little brokerage, or you find yourself one of the little brokerages that grew and got gobbled up. And that’s the obvious, you know, every option focused brokerage that came before us: Options House. Options Express, Trade Monsters, Thinkorswim, they all got gobbled up; all around a billion dollars, all had around 100,000 accounts. And that is sort of the—I would be lying if I didn’t say that is sort of plan a that’s sort of where we see ourselves.

With that said, we have a lot of venture capital backers, and we do see ourselves as a tech company before a brokerage, and we want to do really interesting, cool things. So in our valuation hopefully and this is what the exciting part is thinking of how you can grow and build stuff that no one has built before, and I really do think that we have the ability to do that, and to actually outgrow the valuation of just another options focused brokerage. And in doing that, we would hopefully sort of exceed that unicorn valuation. But the traditional path of a broker-dealer in the sort of a tech enabled broker-dealer in the space is to gain accounts and gain market share and gain trade volume on your order book and exit to a large wire house like Schwab, TD Ameritrade, which is now Schwab and E-Trade, which is now Morgan Stanley.

Lauren: Great. Thank you so much. Thanks so much, Ryan. And thank you so much to everyone who asked questions and who attended the webinar. We did not have time to get to every single question. So if your question was unanswered, or if you have further follow up questions, please post them on the discussion board on Gatsby’s profile where either Jeff or Ryan will respond directly.

Please note that the campaign is accepting reservations currently as it awaits SEC qualification. So if you would like to reserve you could do so on the SeedInvest page. The company is also offering bonus perks to investors that do reserve during this period. Thank you again, and this concludes today’s webinar.